Exhibit 99.1
ROYAL BANK OF CANADA EXPECTS GAIN RELATED TO
VISA RESTRUCTURING
TORONTO, October 3, 2007 — Royal Bank of Canada (RY on TSX and NYSE) today announced it expects to record a gain in the fourth quarter ending October 31, 2007 following the restructuring of Visa and the exchange of RBC’s membership interest in Visa Canada Association for shares of Visa Inc. The registration statement on Form S-4 filed by Visa Inc. in connection with its proposed restructuring was declared effective by the United States Securities and Exchange Commission (SEC) on September 13, 2007.
     The amount of RBC’s gain will be calculated following completion of an independent valuation and the determination of the number of shares to be allocated to RBC and to other former members of Visa Canada Association as at the restructuring date. Both of these activities are expected to be completed before the end of October at which time a further announcement will be made.
     This gain will be reported in RBC’s fourth quarter and year-end results which will be released on November 30, 2007.

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